PRESS RELEASE

FOR IMMEDIATE RELEASE

PENTWATER ISSUES OPEN LETTER TO RIO TINTO BOARD OUTLINING ITS HISTORY OF INEXCUSABLE CORPORATE GOVERNANCE AND OPPRESSIVE ACTIONS

CALLS FOR RIO TINTO TO IMMEDIATELY CEASE BRAZEN ATTEMPT TO ENRICH ITSELF AT THE EXPENSE OF TURQUOISE HILL MINORITY SHAREHOLDERS

November 30, 2020 – Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill" or the "Company") (TSX:TRQ) (NYSE:TRQ), has written the attached letter to the Rio Tinto plc (“Rio Tinto” or “Rio”) (LSE:RIO) Board of Directors:

Dear Members of the Board of Directors of Rio Tinto plc:

Pentwater Capital Management is the largest minority shareholder of Turquoise Hill. We are writing to you because it is our sincere hope that the Board of Rio Tinto is unaware of the oppressive and illegal actions which Rio’s current management team has taken against Turquoise Hill’s minority stockholders. It is our sincere hope that Pentwater can work with Rio’s Board to correct these actions and thereby avoid the otherwise necessary filing of an action for oppression by Pentwater against Rio Tinto.

As you are undoubtedly aware, Rio controls Turquoise Hill through its 51% ownership stake, has hand picked every director at Turquoise Hill, has chosen every management employee at Turquoise Hill, and is the manager of the mine which is Turquoise Hill’s sole asset. I assume that you are also aware that since Rio took control of Turquoise Hill in 2012, Rio has eliminated every previous Turquoise Hill employee and brought in a parade of six CEOs and CFOs who have all been existing or former Rio employees. I assume that you also know that Rio’s hand-picked directors and management team have signed contracts with Rio that have resulted in Turquoise Hill paying Rio over $1.4 billion since Rio took control.

As manager of the mine, Rio has been responsible for the construction of the underground mine at Oyu Tolgoi. Rio originally promised Turquoise Hill that the underground mine would reach first sustainable production in Q1 of 2021 with a $5.3 billion budget. Then in July of 2019, Rio shocked Turquoise Hill’s minority shareholders by communicating for the first time that there would be a massive cost overrun and enormous schedule delay. According to a former Rio employee who turned whistleblower named Richard Bowley, the budget overrun and schedule delay were largely caused by Rio’s negligent construction of Shaft 2. The whistleblower further confirmed that Rio was fully aware of the budget overruns and schedule delay a year in advance of the disclosure to the market and intentionally hid those facts from the market and the government of Mongolia. The Financial Times has reported:

“Mr. Bowley, who worked for Rio’s copper business between 2017 and 2019 as head of strategic projects in Mongolia, claims he first alerted senior executives to problems with the project in February 2018. According to Mr. Bowley, he continued to express his concerns to senior executives until he was dismissed in March 2019 after making whistleblowing disclosures. ‘I indicated [delay] to the schedule in the early part of 2018, which would lead to serious risk related to capital required to complete the project. This risk only grew throughout 2018, but was not disclosed to investors,’ he said in the statement. ‘Clear evidence exists through the project reporting, email correspondence and other documents [that] Rio Tinto were fully aware of the delays to the project and the effects these would cause.’” Financial Times, March 23, 2020.

Rio Tinto chose to hide the cost and schedule overruns in the underground project beginning in 2018.

“Mr. Bowley claims he first alerted senior executives to problems at the mine in February 2018. That was followed by a second warning – to an HR executive – in July 2018 that the mine was $300m over budget and a year behind schedule. Yet, in a presentation to US investors on October 2, 2018, the head of Rio’s copper business Arnaud Soirat said the project was ‘on budget and on schedule’”. Financial Times, February 16, 2020.

“In one email, sent just weeks after Mr. Soirat’s October 2018 presentation, Mr. Bowley told his local manager there would be a ‘12-18 month delay in the underground project, with substantial cost implications.’ He also outlined his concerns to board members at Rio.” Financial Times, February 16, 2020.

You may or may not be aware that Mr. Bowley was scheduled to provide live testimony in open Court last month that would have been very embarrassing to Rio, but the day before that Court hearing was scheduled to take place, Rio agreed to an undisclosed settlement with Mr. Bowley presumably to buy his silence. Pentwater certainly hopes that it was Rio’s current management team rather than Rio’s Board making these decisions. Obviously, it was Rio’s management team that decided to destroy sacred aboriginal sites in Australia as well take actions which have resulted in numerous foreign corrupt practices investigations, bribery investigations, as well as financial disclosure investigations around the world by agencies such as the US Securities Exchange Commission and the Serious Fraud Office in the UK. It is Pentwater’s understanding that Rio’s Board finally took the correct action to eliminate Rio’s CEO after these numerous improprieties.

Unfortunately, the elimination of Mr. Jacques occurred one day too late. Literally the day the Board asked for his resignation, Mr. Jacques attempted to force Turquoise Hill to pay for the cost overruns caused by Rio’s own mismanagement of the construction of the underground mine through an equity rights offering instead of accessing cheaper, readily available financing. It is unacceptable that Rio, through a recently announced Memorandum of Understanding (MOU), is preventing TRQ from seeking the financing solutions that are most optimal for TRQ shareholders. Rio is attempting to force Turquoise Hill to conduct an equity raise despite the fact that the current equity price severely undervalues the Company and despite the fact that there are much cheaper and more advantageous financing options available to the Company, such as streaming and bond financing. The fact that Rio has already notified Turquoise Hill that it will oppose any additional debt or hybrid financing options beyond the amount in the MOU, exposes Rio’s oppressive tactic to enrich itself and expand its holdings in Turquoise Hill at bargain basement prices through the backstop.

The complete and utter lack of financial logic in Rio’s current position is so blatantly corrupt that it has forced Rio Tinto’s own hand-picked Board at Turquoise Hill to initiate arbitration against Rio. Turquoise Hill’s Board is convinced that the cost overruns caused by Rio can all be funded by supplemental financing or a stream. Both options would be at reasonable costs and interest rates. Why would you as the Board of Rio not want a company that Rio owns 51% of to finance the construction of the underground mine in the most capital efficient manner?

Pentwater hopes that the answer to this question is that you want efficient financing for Turquoise Hill. Pentwater hopes that it was your lame duck CEO Mr. Jacques who duped Rio into proceeding down this value destructive path. Pentwater hopes that once you understand the facts, you will agree that the only rational path forward is to allow supplemental financing to move forward. Hopefully you understand that all Turquoise Hill’s current financing agreements are written to allow for $1.6 billion of supplemental financing.

Pentwater hopes that you understand that there is near universal belief that Rio has not engaged in appropriate corporate governance with respect to Turquoise Hill. Rio has not allowed any minority representation on Turquoise Hill’s Board. Earlier this year, I ran for a seat on the Turquoise Hill Board. I received 88% of the votes from minority shareholders who voted at the meeting. Of course, Rio Tinto saw to it that minority shareholder voices were silenced by casting its votes against me. I can only assume that it was Mr. Jacques who didn’t want minority shareholders to be able to investigate Rio’s reported misfeasance and malfeasance committed in construction of the underground mine. I assume it was Mr. Jacques who didn’t want minority shareholders to have any oversight into the $1.4 billion that Turquoise Hill has already paid Rio. I assume it was Mr. Jacques who didn’t want minority shareholders to be able to push Turquoise Hill to investigate Rio’s reported lack of candor and disclosure in reporting delays and cost overruns.

The leading corporate governance firm in the United States, Institutional Shareholder Services (ISS) supported minority shareholder representation on the Turquoise Hill Board. On July 15, 2020, the Australian Financial Review, taking notice of ISS’s endorsement of minority shareholder representation, stated as follows:

In its advice to [Turquoise Hill] shareholders, ISS confirmed ‘legitimate concerns around governance, delays, cost overruns and the company’s disclosure regarding the gravity of funding shortfalls.’ It said ‘the board’s history of communication with minority shareholders is of particular concern’ and noted that it ‘has not gone far enough’ in ensuring ‘mitigation of conflicts of interest.’

The same article goes on to say:

Under the capricious Jean-Sébastien Jacques, Rio Tinto’s bad faith conduct is overarching. Its pariah status transcends the company’s individual crises and its organizational silos. It treats its business partners and minority shareholders with the same contempt it shows its host communities – like the grieving PKKP people. It is excoriated by Canberra’s Takeovers Panel, American proxy houses, British fund managers and by Reconciliation Australia alike. These are not inconsequential malcontents. They are a growing chorus, and these are glaring warning signs for Simon Thompson’s board, if it cares to notice. Australian Financial Review, July 15, 2020.

But, of course, it is not “breaking news” that Rio Tinto, under Mr. Jacques and his predecessors have not been models of good corporate governance. Among the many scandals swirling around Jacques was one reported by The Australian Financial Review on July 27, 2020 regarding unethical conduct by Rio’s most senior executives. The paper states:

In December 2017…. British executive coaching firm GFI Blackswan abruptly quit its 12- year role providing leadership development services to Rio Tinto’s senior leadership team ‘because of serious misgivings about unethical behaviour.’ Blackswan’s principal, Dr. Maurice Duffy, laid this out in an eye-popping letter to current chairman Simon Thompson and the entire Rio Tinto board, Jacques and his entire executive committee … on November 26, 2019. In it, Duffy complains that before terminating his consultancy agreement in 2017, he reported ‘multiple, unprofessional [and] unethical behaviors’ by Rio’s most senior executives to the then chairman and members of the board, ‘who took no action’.

Mr. Jacques was CEO in 2017. The same article reported that Duffy’s concerns addressed Rio issues in both Mongolia and Mozambique.

Duffy had reported ‘the potential overstatements that [Blackswan] were informed of in Mongolia and Mozambique, which we first informed [Rio Tinto] of in 2017.’ In October 2017, Albanese and former CFO Guy Elliott were charged by the US Securities and Exchange Commission with fraud ‘for inflating the value of coal assets’ in Mozambique. Duffy even called out ‘the 2019 independent investigations by Baker McKenzie that excluded information known by [Blackswan] about Mongolia since 2017’.

According to the same article, Duffy apparently had reported inappropriate relationships at Rio. To quote, “Duffy had reported ‘the inappropriate relationships.’ One such relationship remains an open secret in Rio Tinto circles.” Pentwater believes that one of these inappropriate relationships created conflicts of interests with Turquoise Hill at the time large contracts were being negotiated between Turquoise Hill and Rio.

Rio’s corporate culture problems extend around the world, from its corporate inner sanctum to Mongolia, to Mozambique and even to Guinea. As the Financial Times on July 28, 2020 reported:

Rio Tinto is in talks with the UK’s Serious Fraud Office about a possible deal under which the Anglo-Australian miner would avoid prosecution on bribery allegations. The group is seeking a deferred prosecution agreement over a payment it made to a consultant working on a contentious iron ore deposit in Guinea, according to people with knowledge of the situation, who said there was no certainty a deal would be reached. Under a DPA, the SFO charges a company with a criminal offence but proceedings are automatically suspended as long as the deal is approved by a judge. For negotiations to begin, the company has to agree a number of terms, including paying a fine and co-operating with future prosecutions of individuals.

How could Mr. Jacques have allowed such a culture of misfeasance and malfeasance infest Rio Tinto? To be fair, the rot began before his reign. The Mozambique scandal and the Guinea bribery scandal involved underlying actions that occurred before his ascendance. However, he has continued the degradation of any semblance of good corporate character, leading to the pièce de resistance of his reign … the blowing up of cultural heritage sites in Australia. The destruction of Western Australia's Juukan Gorge cultural heritage sites is emblematic of Rio’s actions under Mr. Jacques – a “Rio-first-and-only, whatever the cost” corporate mentality; a high-handed disregard of business and ethical obligations; and a total disrespect of governments and non-governmental partners and co-investors.

You know that your corporation has gone astray when you have to “clean house” yet again. Mr. Jacques’ tenure started with great hopes that Rio Tinto could put past scandals behind it. But we have now come full circle, and Mr. Jacques is leaving under a dark cloud. This is the time for the Board of Directors to put right the things that are indeed wrong. It is illegal and oppressive for Rio to order Turquoise Hill to undergo an equity raise despite the lack of any economic sense. We hope that it was not the Board itself who thought sua sponte that this was a good idea. Unfortunately, the press from last week makes Pentwater question whether it is in fact Rio’s own Board who is responsible for all of these numerous acts of impropriety.

A Financial Times article published Wednesday, November 25, 2020, states that the Government of Mongolia is calling for Oyu Tolgoi LLC to seek “an independent review into delays and huge costs blowouts in the underground expansion” of the Oyu Tolgoi mine. As you know, Rio Tinto does not own the Oyu Tolgoi mine. Rio is simply the operator in charge of underground mine construction. The mine is co-owned by Turquoise Hill and the government of Mongolia. The article suggests that both owners of the mine want an independent investigation but that Rio is opposing this. If accurate, that is truly SHOCKING. Rio is nothing more than the contractor hired to build the mine. Do you really have the audacity to attempt to block the owners of the mine from conducting an independent investigation into you, their hired contractor? If so, it serves as nothing but confirmation that Rio’s management team AND BOARD have a great deal to hide. And your actions would be further confirmation that Rio truly does not understand the concept of corporate governance, if it insists on blocking an independent investigation into itself. How can you possibly explain to the people of Mongolia and TRQ minority shareholders that you want to block an investigation into yourself if you truly have nothing to hide?

We can only hope that Rio’s Board takes this moment to course correct, to provide transparency to the Government of Mongolia and Turquoise Hill, and to enter into a financially appropriate non- equity financing agreements to fund the cost overruns at Oyu Tolgoi necessitated by your own management. However, if Rio’s Board continues with this oppressive behavior toward Turquoise Hill, Pentwater is prepared to go forward with legal action against the proper parties, including, you, the Board of Directors of Rio Tinto. We do not undertake this lightly, but enough is enough.

This mine is a jewel. It will be the third largest gold and copper mine in the world. It will produce tens of billions of dollars of free cash flow for decades. Its owners should be treated as business partners, not as puppets or pawns. I sincerely hope to hear from you shortly and am free to discuss these matters at any time convenient for you.

Kindest Regards,

/s/ Matthew C. Halbower

Matthew C. Halbower

CEO

Pentwater Capital Management

cc: Turquoise Hill Resources